Exhibit 99.1b

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of November 13, 2024 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023. The Company’s audited consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

On July 1, 2024, a 1 for 6 reverse stock split of its common shares was effected by the Company. All share and per share data presented in the discussion below has been adjusted to give effect to the reverse stock split.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

The Company was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The company operates in two segments: software development technology, sales, and distribution, as well as drone manufacturing, sales, and distribution. Here is an overview of our parent company, ZenaTech, Inc., and its subsidiaries:

•ZenaTech, Inc. (“ZenaTech BC”), originally incorporated under the name ZenaPay, Inc., is a British of Columbia company, is the holding company through which our business operates,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc. (“WorkAware”), a British of Columbia, Canada, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

oTillerStack, Inc. was established for US sales of TillerStack software products.

oZenaDrone GmbH (“ZenaDrone German”) was established for drone sales and drone services in Germany.

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•PsPortals, Inc. (“PsPortals”), provides browser-based enterprise software applications for public safety, and,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a UAE company, established in the Middle East for the manufacturing of drones and batteries.

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

ZenaDrone LLC with its subsidiary ZenaDrone FZE, collectively ZenaDrone, operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2025 when it will have revenue. ZenaDrone entities were a cost center for the nine months ended September 30, 2024.

ZenaTech, formerly known as ZenaPay, originated with cloud-based enterprise software applications tailored for the agriculture sector. These applications offer blockchain-based solutions encompassing payment systems, smart farming, plant tracker software, business management tools, supply-chain blockchain management, compliance management, and government auditing software. Building upon this foundation, ZenaTech is developing a new series of next-generation applications for the agriculture industry, introducing features like point-of-sale, e-commerce, marketing tools, reward cards via mobile app, inventory control, seed-to-store tracking, employee timecards, and live video capabilities.

ZenaTech expanded its portfolio through the acquisition of PacePlus, which includes subsidiaries SystemView and ZigVoice. This move added profitable cloud-based enterprise software applications tailored for the medical services (PacePlus), security (SystemView), and contact center (ZigVoice) industries. ZenaTech has further refined and enhanced these applications, serving various businesses, government agencies, colleges, and healthcare providers.

The acquisition of WorkAware brought a revenue-generating cloud-based safety and compliance management solution that can be deployed across multiple industries, including field management services. ZenaTech plans to leverage the WorkAware software to expand its drone business into sectors such as agriculture, infrastructure, and mining. WorkAware Canada has been established to cater to software sales in Canada.

Through the acquisition of TillerStack, ZenaTech acquired a profitable cloud-based enterprise field management software and mobile solutions for diverse industries. Utilizing the TillerStack software, ZenaTech aims to extend its drone business into sectors such as infrastructure and mining. TillerStack Wyoming has been established to handle software sales in the US and Canada.

ZenaTech’s acquisition of PsPortals added a revenue-generating cloud-based information management solution catering to law enforcement and public safety agencies. The acquired software will support ZenaTech’s expansion into the drone business, targeting applications in law enforcement, public safety, and government sectors.

ZenaTech has diversified into drone manufacturing, sales, and service operations, establishing several entities across different regions. ZenaDrone Limited, located in Ireland, serves as the company’s platform for drone operations in the European Union. ZenaDrone GmbH. operates in Germany for drone operations, while ZenaDrone Trading, LLC, focuses on commercial activities such as sales, marketing, and demos. Additionally, ZenaDrone Manufacturing (FZE) has been set up in the Middle East as the entity responsible for drone manufacturing, holding a license from Galaxy Batteries, Inc. (owned by Epazz, Inc.) for battery production.

Business Strategies

Our current business is in software development and licensing; however, we plan to expand into the drone business as we anticipate the market for drones to become more prevalent over the next five years. We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack and PsPortals while we pursue our drone business through ZenaDrone. We currently generate all our income from our software business but believe our drone business will increasingly generate income over the next five years as it develops.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

ZenaTech has a history of growth through acquisitions, in which the Company acquires established revenue generating software companies with an established product. When acquired, some products need software updates, however the previous owners might not have had the resources and expertise to accomplish this. The Company may incur costs to update these products in the year after acquisition.

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers. In addition, the ZenaDrone 1000 is ideal for video surveillance and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management and large structure maintenance. The ZenaDrone 1000 has many innovative and proprietary technologies integrated within the product and the associated software controls.

Over the past three years, the Company transitioned the drone business from an idea – to help its agriculture customers – to creating, beta-testing, and producing a plan for marketing its drone and branching into the drone industry.

By the end of 2021, the Company completed the development of the ZenaDrone 1000 and implemented a marketing plan for the product. During 2022, ZenaTech developed market awareness and is currently seeking multiple prospects.

The Company is generating revenue from the drone pilot programs. The Company is receiving revenue with its contract with US Airforce. Also, the company has other pilot programs, once they are completed, each customer has an option to purchase the drone platform from the Company at 35-50% discount within 90 days after the pilot program. The time frame and steps to begin generating revenue will be by converting the pilot customers into paying customers. The pilot customers will sign a purchase order within 90 days. Then the Company would deliver the drone to the customer's facility and train them on the drone platform.

Nasdaq.com, a New York Stock Exchange trading platform, approved the stock of ZenaTech, Inc. to be listed on its exchange before the end of the third quarter. ZenaTech’s common stock was listed under the ticker ‘ZENA’ and it is currently trading as of October 1, 2024.

United States of America Military Contracts

ZenaDrone, Inc. was awarded in December 2023 a $75,000 contract by the US Air Force to demonstrate the use of ZenaDrone 1000 being used to carry blood in the field.

ZenaDrone, Inc. signed a contract in December 2023 with the US Naval Research to demonstrate the use of ZenaDrone 1000 being used to carry cargo in below zero temperatures in Greenland.

Highlights of Two-Years Financial Results

We have recorded and prepared our financial statements in accordance with International Financial Reporting Standards for the past two fiscal years and subsequent interim periods. Below we discuss the interim financial statements of the nine months ended September 30, 2024, and in the Form F-1 are discussed the last two audited fiscal years ended December 31, 2023, and 2022.

Selected Interim Financial Information

The following selected financial data has been extracted from the consolidated financial statements for the nine months ended September 30, 2024 and 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements.

Results of Operations (Summary Data)

Operations Highlights for the Quarter Ended September 30, 2024

Results of Operations (summary data)

	Quarter Ended	Quarter Ended
	September 30,	September 30,
	2024	2023	Variance
Revenue	$327,878	$266,190	$61,688
General and Administrative Expenses	1,032,884	486,441	546,443
Loss before other Income (Expenses)	(705,006)	(220,251)	(484,755)
Net Income (Loss) before other income	(688,062)	(219,023)	(469,039)
Comprehensive Income (Loss) for the Period	$(797,357)	$(209,979)	$(587,378)
Basic Loss per Common Share	$(0.05)	$(0.01)	$(0.04)
Weighted Average Loss per Common Share	$(0.05)	$(0.01)	$(0.04)
Basic Number of Common Shares	17,308,315	16,843,182	465,133
Weighted Average Number of	17,064,892	16,843,182	221,770
Common Shares

Revenue increased by $61,688 for the three months ended September 30, 2024, as compared to the same period of 2023 due to a custom project being billed by a PsPortals customer.

General and administrative expenses increased by $546,466, a one-time cost, during the third quarter 2024 compared to the same 2023 period. Due to the listing of the Company’s stock on Nasdaq the Company professional fees went up by $163,933, representing accounting, legal and regulatory fees and had stock issued for services to Maxim Group for $200,000, a non-cash operating expense. Business development activities related to the drone trade shows were up by about $75,000 as the staff participated in more trade shows for the drone solutions during 2024 as compared to the same third quarter period of 2023. Wages and benefits decreased by $62,000 since the Company used contracted staff to lower the cost of salaried personnel.

Operations Highlights for the Nine Months Ended September 30, 2024

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2023	Variance
Revenue	$1,290,306	$1,123,420	$166,886
General and Administrative Expenses	2,377,010	1,642,848	734,132
Loss before Other Income (Expenses)	(1,086,704)	(519,428)	(567,276)
Comprehensive Income (Loss) for the Period	$(1,150,575)	$(526,971)	$(623,604)
Basic Loss Per Common Share	$(0.07)	$(0.03)	$(0.04)
Weighted Average Loss per Common Share	$(0.07)	$(0.03)	$(0.04)
Basic Number of Common Shares	17,308,315	16,843,182	465,133
Weighted Average Number of	17,064,892	16,843,182	221,770
Common Shares

Revenue increased by $166,886 for the nine months ended September 30, 2024 as compared to the same period of 2023. This increase was due to higher sales to a PsPortals customer and new ZenaDrone development service revenue of $100,597. The Company continues its operational refocus with TillerStack of adding Smart glasses, an augmented product to its current offering of cloud-based management software. However, no material sales of these products occurred during the first three quarters of 2024.

General and administrative expenses increased by $734,162 during the first nine months of 2024 as compared to the same 2023 period. The following table identifies the various expenses for each period and the relative change:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2023	Variance
General and Administrative Expenses
Amortization and depreciation	$203,689	$72,320	$12,197
Bad debts	–	8,092	(8,092)
Finance expenses	492,205	130,413	161,024
Programming and support fees	30,831	3,390	(103,779)
Professional fees	348,578	30,331	231,350
Wages and benefits	220,825	131,733	(334,160)
Stock-based compensation	32,000	–	32,000
Stock issued for services	533,333	–	533,333
General, administrative, and other	515,549	110,162	210,289
Total General and Administrative Expenses	$2,377,010	$1,642,848	$734,162

Amortization and depreciation increased by $12,197 in 2024 due to depreciation associated with a long-term lease entered during June 2023 and the associated right of use asset. The Company added a vehicle that the Company purchased during the third quarter of 2024 for which straight line depreciation is used. Depreciation for the third quarter for the vehicle was $1,080. There were no bad debts in 2024 so there was a positive impact on the results of $8,092. Finance expenses increased by $161,024 due to additional loans payable during 2024 versus 2023. Loans payable as of September 30, 2024 were $9,192,684, as compared to $7,862,130 as of December 31, 2023 and there was an increase in the interest expense associated with the long-term lease of $25,321. Programming and support fees continued to decrease for the two quarters ended September 30, 2024, as compared to the same period of 2023, due to less programming required because software packages offered have up-to-date software and platforms. Professional fees increased during the nine months ended September 30, 2024, as compared to the two quarters of 2023, due to the additional legal and accounting fees associated with stock listing and auditing fees. Stock-based compensation was provided to newly elected Board of Director members in 2024. The cost of this compensation was $32,000, which was fully expensed in the first quarter 2024.

During the nine months ended September 30, 2024 the Company issued 166,667 shares of stock as compensation for services to be rendered from February 2024 through January 2025. Stock issued for services of $533,333, listed above in the quarter ended September 30, 2024, reflects eight months of services rendered under this agreement. The remaining amount of $266,667 is included in other current assets as a prepaid expense as of September 30, 2024. Wages and benefits decreased by $334,160 in the nine months ended September 30, 2024, as compared to the quarter ended September 30, 2023. The primary cause of this decrease is associated with cost cutting measures in the TillerStack division. In addition, certain selling and management wages in the WorkAware division have been reduced. The general and administrative expenses increased by $210,289 during the nine months ended September 30, 2024, as compared to the second quarter 2023. Most of this cost was drone related, and some of these expenses were $71,700 for drone parts and shipping to testing sites, $88,300 consultants for drone proposals and other, drone testing sites of $30,000 and $13,700 in electronic drone parts.

Other effects on net income for the first two quarters ended September 30, 2024, as compared to the prior year first three quarters, include an interest increase of income during the quarter ended September 30, 2024 of $20,511, an increase in the foreign exchange loss of $1,466, and less favorable income taxes of $3,157.

The Company recognized a foreign currency translation reserve loss variance of $75,148 during the nine months ended September 30, 2024. The variance reflects the stronger Canadian dollar in 2024. The comprehensive loss for the nine months ended September 30, 2024 of $1,150,575 was greater than that of the comparable 2023 period loss of $526,971 due to the factors discussed above.

The basic and fully dilutive lose per share was $(0.07) for the nine-month period ended September 30, 2024.

Summary Balance Sheet Data

	September 30,	December 31,
	2024	2023	Variance
Total current assets	$2,372,025	$2,571,365	$(199,340)
Fixed assets, net	62,859	31,332	31,527
Total long-term assets (excluding Fixed assets)	19,567,536	13,851,179	5,716,357
Total assets	22,002,420	16,453,876	5,548,544
Total current liabilities	1,513,466	1,077,434	436,032
Total long-term liabilities	9,354,381	8,056,696	1,297,685
Total shareholders’ equity	11,134,574	7,319,746	3,814,828
Total liabilities and shareholders’ deficiency	$22,002,420	$16,453,876	$5,548,545

Total current assets decreased by $199,340 during the nine months ended September 30, 2024. During the period, cash increased by $129,660. The cash increase was a result of recent financing. The accounts receivable decreased by $45,121 as of September 30, 2024. The decrease in accounts receivable is due to a decreased accounts receivable for WorkAware. Short-term advances to affiliates for future services decreased by $536,352 during the first three quarters of 2024 to $1,963,648. Services provided by Epazz during the nine months ended September 30, 2024 were $536,352. Other current assets during the nine months ended September 30, 2024 increased by $252,473 to $. Other current assets include a prepaid expense of $200,000 for the issuance of stock in February 2024 for services to be rendered during the period February 2024 through January 2025. This item will be charged to expense during the next four months.

Fixed assets increased by $31,252 which is vehicle purchased during the third 2024 quarter which is depreciated in straight-line over six years and decreased by $12,197 of which depreciation of $1,089 for the vehicle during the nine months ended September 30, 2024. This amount was offset by $1,118 for currency exchange fluctuations.

Notes receivable from non-affiliates decreased by $16,454 during the first three quarters due to payments received. Notes receivable from affiliates stayed unchanged at $341,850. Long-term advances to affiliates increased by $5,367,398 to $9,990,553 during the first three quarters of 2024. These advances are for future service needs the Company will require as the drone product is fully deployed. The right-of-use asset associated with a long-term capital lease declined by $38,062 during the nine months ended September 30, 2024. This decrease is associated with a depreciation of $29,903 somewhat offset by foreign currency translation gains. Product development costs, net increased by $404,015 during the nine months ended September 30, 2024 to $5,109,053. Product development new expenditures were $554,988, with total amortization of $619,033 and an decrease of $163,103 from foreign currency translation. There were no changes to drone patent and goodwill of $1,440,000 and $2,468,722, respectively, during the first three quarters ended September 30, 2024.

Total current liabilities increased by $436,032 during the nine months ended September 30, 2024 to $1,513,466. Accounts payable and accrued liabilities increased by $307,765 during the period to $598,132 as of September 30, 2024. Approximately $60,000 of the increase was from accrued interest. The remainder of the increase is from accounts payable mostly associated with drone expenses, attorney’s fees and other listing fees. The Company issued debentures to be repaid in three years during the first quarter of 2024 totaling $1,015,670. Out of the total debentures, $615,600 is now in stock subscriptions payable to be issued upon the Company’s listing. Short-term lease liability increased by $3,104 to $54,201 as of September 30, 2024. Deferred revenue increased by $122,817 during the nine months ended September 30, 2024 to a balance of $726,692. Short-term lines of credit increased by $2,346 during the first three quarters to $134,441.

Long-term liabilities include long-term debt and long-term lease obligations. Long-term lease obligations decreased by $32,869 to $161,697 as of September 30, 2024. Long-term debt increased by $1,330,554 to $9,192,684 as of September 30, 2024. The increase in long-term debt is caused by a stock purchase for cash of $620,010 and reduction of the Nancy Cowden note by the same amount, $137,956 financing expenses added to principal, new borrowings of $584,387, a decrease of $53,770 for repayment of debt and an increase of $9,442 for foreign currency translation.

Shareholders’ equity increased by $3,814,828 to $11,134,574 as of September 30, 2024. Total equity increased by $3,814,828. Share capital increased by $139,540 which includes $32,000 for stock-based compensation, $800,000 for stock issued for services to be rendered, debt conversion of $4,133,403 and there was a difference of $84,382 for foreign currency translation reserve loss. During the same period the Company issued 291,829 shares of stock for cash at $10.29 USD per share for a total contributed surplus of $4,045,854. Other items affecting the shareholders’ equity was a net loss of $1,150,575.

Financial Condition, Liquidity and Capital Resources

Net Working Capital

	September 30,	December 31,
	2024	2023	Variance
Current assets
Cash	$130,844	$1,184	$129,660
Accounts receivable, net	1,327	46,448	(45,121)
Advance to affiliate for future services	1,963,648	2,500,000	(536,352)
Other current assets	276,206	23,733	252,473
Total current assets	2,372,025	2,571,365	(199,340)
Current liabilities
Accounts payable and accrued liabilities	598,132	290,367	282,725
Lease liability	54,201	51,097	3,314
Deferred revenue	726,692	603,875	122,817
Acquisition cost payable	134,441	1,077,434	4,276
Total current liabilities	$1,516,416	$1,493,931	$1,030,422
Net Working Capital	$858,559	1,493,931	$(635,372)

Net working capital decreased by $635,372 from $1,493,931 at December 31, 2023 to $858,559 as of September 30, 2024. The primary causes of the decrease were that while the total current assets went down by $199,340, total current liabilities increased by $436,032. The primary positive effects were that cash went up by $129,660 due to recent borrowings, accounts receivable went down by $45,121, there was a decrease in the short-term advance to affiliate of $536,352 and increase in other current assets of $252,473. The primary negative effects to working capital include an increase in accounts payable of $282,725 and an increase in deferred revenue of $122,817. The variances in all asset and liability accounts were described in detail in the balance sheet section above.

Long-term Debt

	September 30,	December 31,
	2024	2023	Variance
Balance of loans payable:
GG Mars Capital, Inc.	$3,025,902	$2,508,843	517,059
Star Financial Corporation	2,376,060	1,993,071	382,988
Jennings Family Investments, Inc.	2,632,148	2,470,429	161,719
PsPortals, Inc. (seller note)	72,956	227,637	(154,681)
Propal Investments, LLC	674,500	662,150	21,850
Debentures-related parties	256,186	–	256,186
Other debentures	154,932	–	154,932
Total loans payable	9,192,684	7,862,130	1,330,553

The Company has borrowed funds from the GG Mars Capital, Inc., Star Financial Corporation and Jennings Family Investments, Inc. revolving lines of credit, as it has done in the past, to meet strategic objectives for software services expansion, acquisitions, and drone technology development. GG Mars Capital, Inc. and Star Financial Corporation are related parties to the Company. Certain borrowings from GG Mars Capital, Inc., Star Financial Corporation and Jennings Family Investments, Inc. lines of credit have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

The Company has options in managing strategic growth associated with its drone technology. ZenaTech will seek capital market partners to ensure a faster growth cycle as we are launching our drone technology product.

The items affecting the GG Mars Capital, Inc., Star Financial Corporation and Jennings Family Investments, Inc. revolving lines of credit are as follows:

•New borrowings of $584,386,

•Accrued interest converted to principal of $383,678,

•Conversion to equity of $620,010, and

•Increase in loans payable of $143,704 associated with currency translation adjustments.

ZenaTech made monthly payments for the PsPortals, Inc. acquisition loan of $159,926, which includes principal of $227,839 during the nine months ended September 30, 2024.

The Company incurred an unrealized currency exchange gain of $12,350 related to the Propal Investments, LLC loan during the nine months ended September 30, 2024. There were no payments required for this loan during the nine months ended September 30, 2024.

During the first three months of the three quarters ended September 30, 2024, the Company borrowed funds under new debentures agreements, which provide an annual interest rate of 10%. These debentures also have a convertible feature in which the bearer can convert outstanding principal and interest to the Company’s common stock at a 20% discount. New borrowings under these debenture agreements during the three months ended September 30, 2024 were $256,186 associated with related parties and $154,932 from other investors.

Equity Structure

	September 30,	December 31,
	2024	2023	Variance
Shareholders’ Equity
Share capital	$5,192,495	$5,052,955	$139,540
Contributed surplus	11,171,803	6,345,940	4,825,863
Foreign currency translation reserve	(121,834)	(36,787)	(85,047)
Accumulated deficit	(5,107,890)	(4,042,362)	(1,065,528)
Total Shareholders’ Equity	$11,134,574	$7,319,746	$3,814,828

Shareholders’ equity increased by $3,814,828 to $11,134,574 as of September 30, 2024. Total equity increased by $3,814,828. Share capital increased by $139,540 which includes $32,000 for stock-based compensation, $800,000 for stock issued for services to be rendered, debt conversion of $4,133,403 and there was a difference of $84,382 for foreign currency translation reserve loss. During the same period the Company issued 291,829 shares of stock for cash at $10.29 USD per share for a total contributed surplus of $4,045,854. Other items affecting the shareholders’ equity was a net loss of $1,150,575.

The Issuer has not entered into any off-balance sheet financing or arrangements.

Related Party Transactions

We organized the related party transactions by total as of September 30, 2024 in the table below according with IAS 24, paragraph 18. Readers should refer to the footnotes following the table for a detailed description of all related party transactions.

Para 18	Related Party	Nature of the Relationship	Information of the Transaction	Total Shares of Stock Owned as of September 30, 2024	Total Amount of Transactions in US or CA Dollars as of September 30, 2024	Total Outstanding Balance in US or CAD dollars as of September 30, 2024
1	Shaun Passley, PhD	CEO, Chairman of the BOD, controlling common stock ownership with Epazz	Stock ownership	4,836,460	–	–
2	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Stock ownership	4,967,300	–	–

3	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	$400,000 USD note payable, currently not used	–	–	–
4	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Advance to affiliate for future services[1]	–	$9,990,553CAD	$9,990,553 CAD
5	Ameritek Ventures, Inc.	Shaun Passley owns Ameritek Ventures’ voting stock	Stock ownership	583,333	–	–
6	GG Mars Capital, Inc.[2]	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	1,691,918	–	–
7	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Convertible line of credit		3,025,902 CAD	3,025,902 CAD
8	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debenture	–	150,000 USD	202,350 CAD
9	Vivienne Passley	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	167	–	–
10	Star Financial Corporation	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Stock ownership	1,699,203	–	–
11	Star Financial Corporation[3]	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Convertible line of credit	–	2,376,060 CAD	2,376,060 CAD
12	Fay Passley	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Stock ownership	167	–	–
13	Epazz, Limited	A subsidiary of Epazz, Inc. Epazz, Inc. and Shaun Passley, PhD. have controlling common stock ownership	Note receivable from affiliate[4]	–	$250,000 USD	$342,000 CAD

14	James A. Sherman	Chief Financial Officer	Stock ownership	361,667	–	–
15	Craig Passley	Board member, Shaun Passley's family member	Stock ownership	93,333	–	–
16	Paul Piekos	Director and board member	Stock ownership	37,333	–	–
17	Thomas Burns	Director and board member	Stock ownership	37,333	–	–
18	Neville Brown	Director and board member	Stock ownership	3,333	–	–
19	Yvonne Rattray	Director and board member	Stock ownership	3,333	–	–
20	Yvonne Rattray	Director and board member	Debenture	–	$10,000 USD	$13,490 CAD
21	Marie Pindling	Shaun Passley’s family member	Debenture	–	$10,000 USD	$13,490 CAD
22	Olga Passley	Shaun Passley’s family member	Debenture	–	$10,000 USD	$13,490 CAD
23	Epazz, Inc. or its subsidiaries[5]	Epazz, Inc. has controlling common stock ownership of ZenaTech with Shaun Passley, PhD	Programming and support, wages, legal and professional services	–	–	$536,352 CAD

1 – Advance to affiliate for future services, see ‘Advance to affiliate for future services’ below.

2 – This agreement was negotiated by Dr. Passley with a member of his family and may not be as favorable to the Company as if it had been negotiated at arm’s length with an unaffiliated party.

3 – This agreement was negotiated by Dr. Passley with a member of his family and may not be as favorable to the Company as if it had been negotiated at arm’s length with an unaffiliated party.

4 – See note 4 and ‘Sale of ZenaPay, Inc wallet software’ below.

5 – For itemized description by category, see ‘Other payments to affiliates’ below.

There are no commitments, doubtful accounts and provision related to any of the outstanding balances due from related parties listed above.

Stock ownership following company spin-off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 58.2% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Management services agreement

On November 18, 2018, in connection with the spin off, ZenaPay entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labor, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to ZenaPay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

On May 16, 2024, the Company and Epazz, Inc. amended their management service agreement to include a default clause. If Epazz, Inc. becomes insolvent or is otherwise unable to provide the services contemplated hereby, all property and other assets relating to the services contemplated hereby provided by the Executive Manager to or for the benefit of the Company shall become the property and assets of the Company and the Company shall have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

Under this agreement the Company pays Epazz for certain management, programming, support, various office operating costs and product development costs. ZenaTech received services totaling $648,840 CAD from Epazz, Inc. for programming and support, salaries and wages and product development services during the nine months ended September 30, 2024. ZenaTech received services totaling $258,592 CAD from Epazz, Inc. for programming and support, salaries and wages, legal and professional services during the year ended December 31, 2023.

Directors’ stock compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

The Company issued 6,667 common shares of the Company, representing 3,333 to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 or $3.54 USD per share (notes 11 and 12). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on www.pondsterlinglive.com.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

No other compensation was provided to key management personnel for the years ended December 31, 2023

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds are relating to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations for the reasons that it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speaks different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the two quarters ended September 30, 2024 since the Company’s drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services was $12,296,051 as of September 30, 2024. Of this amount $1,963,348 was included in current assets and $10,332,403 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the nine months ended September 30, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)		5,367,398	–
Total additions during the year		–	5,367,398	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	11,552
Wages and benefits	(A)	12,700	–	–
Product development costs	(B)	512,100	–	–
Total services provided during the year		536,352	–	–
Balances as of September 30, 2024		$1,963,648	$9,990,553	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

The total advances to Epazz for future services was $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2023.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2022		$2,500,000	$2,336,623	$–
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	–	2,545,124	–
Sale of ZenaPay, Inc. to Epazz, Inc.	(B)	–	–	341,850
Total additions during the year		–	2,545,124	341,850
Less, services provided by Epazz, Inc. during the year
Wages and benefits	(A)	236,884	–	–
Product development costs	(B)	21,708	–	–
Total services provided during the year		258,592	–	–
Adjustment for expected services provided in the next 12-months	(A)	258,592	(258,592)	–
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850

Activity types in the table above are,

(A)Operating activity, and

(B)Investing activity.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Other Payments to Affiliates

Out of $257,884 representing total balance that the Company paid Epazz or its subsidiaries during the year ended December 31, 2023, $236,884 was advanced for salaries to Epazz Research and Development and $21,708, or $15,891 USD was paid for programming and support.

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $16,500,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $539,600 as of September 30, 2024. The currency exchange rate used in calculations was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com.

There were no borrowings outstanding under this agreement as of September 30, 2024, or December 31, 2023.

GG Mars Capital, Inc. Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 12). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $2,243,070 USD or $3,025,902 as of September 30, 2024. The Company had an accrued interest expense of $96,853 USD or $130,655 and GG Mars Capital had an unrealized currency loss of $45,783 during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Star Financial Corporation Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 11 and 15). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $1,761,349 USD or $2,376,060 as of September 30, 2024. The Company had an accrued interest expense of $76,232 USD or $102,838 and Star Financial Corporation had an unrealized currency loss of $36,386) during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $674,500 and it incurred no unrealized currency exchange loss related to interest accrued on this loan as of September 30, 2024. There were no payments made for the nine months ended September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com on December 31, 2023.

GG Mars Capital, Inc.  Debenture 1

The Company secured a $100,000 USD or $135,390, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 20 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $100,000 USD or $135,390. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $100,000 USD or $134,900 and accrued interest of $3,076 USD or $4,149 related to this loan as of September 30, 2024.

GG Mars Capital, Inc. Debenture 2

The Company secured a $50,000 USD or $67,695, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 10 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $50,000 USD or $67,695. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com on March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $50,000 USD or $67,450 and accrued interest of $1,538 USD or $2,075 related to this loan as of September 30, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,391 USD or $1,876 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $58 USD or $78 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,000 USD or $1,349 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt as of September 30, 2024 is 4,062,717. This assumes all potentially convertible debt was converted as of September 30, 2024. Other assumptions include a common stock market price of $2.08 USD or $2.81 per share on October 31, 2024 and a USD to Canadian conversion rate $1.349, as of September 30, 2024. See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	September 30,	of
	2024	Shares
GG Mars Capital, Inc. – convertible debt at a 20% discount	$3,025,902	1,347,999
Star Financial Corporation – convertible debt at a 20% discount	2,376,060	1,058,503
Jennings Family Investments, Inc. – convertible debt at a 20% discount	2,632,148	1,172,587
Propal Investments LLC – convertible debt at a 20% discount	674,500	300,481
GG Mars Capital, Inc. debentures – convertible debt at a 20% discount	215,716	96,099
Marie Pindling debenture – convertible debt at a 20% discount	13,490	6,010
Olga Passley debenture – convertible debt at a 20% discount	13,490	6,010
Yvonne Rattray debenture – convertible debt at a 20% discount	13,490	6,010
Nancy Cowden debenture – convertible debt at a 20% discount	154,932	69,020
Total Number of Common Stock Shares Debt can Convert to	$9,119,728	4,062,717

Proposed Future Company Activities

ZenaDrone, Inc. was awarded in December 2023 a $75,000 contract by the US Air Force to demonstrate the use of ZenaDrone 1000 being used to carry blood in the field. ZenaDrone, Inc. signed a contract in December 2023 with the US Naval Research to demonstrate the use of ZenaDrone 1000 being used to carry cargo in below zero temperatures in Greenland.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Issuer makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Issuer bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

Changes in Accounting Policies

There were no changes in accounting policies during the three months ended September 30, 2024 and for the year ended December 31, 2023. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Management anticipates that all the pronouncements will be adopted in the Issuer’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Issuer’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Issuer’s financial statements.

Future Changes in Accounting Standards

As of September 30,  2024 and as of December 31, 2023 the date of authorization of the Issuer's audited consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Issuer.

There were no changes in accounting policies during the nine months ended September 30,  2024 or for the year ended December 31, 2023.

Financial Instruments

The Company’s consolidated financial instruments include amounts receivable, accounts payable, a note receivable and loans payable. The carrying value of amounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3: Inputs that are not based on observable market data.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $858,559 as of September 30, 2024. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.